Mail Stop 3-8

      				April 29, 2005



By Facsimile and U.S. Mail

Mr. J.A. Cardwell, Sr.
Petro Stopping Centers Holdings, L.P.
Chairman and Chief Executive Officer
6080 Surety Drive
El Paso, TX 79905

      Re:    Form 10-K for the Year Ended December 31, 2004
      	File No.`s 1-13018, 333-87372, 333-87371-01 and 333-
25189-
01

Dear Mr. Cardwell:

	We have completed a limited review of the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Include these revisions in your future filings, including those for interim periods. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended December 31, 2004
General

1. Our comments below reference the Form 10-K for Petro Stopping Centers Holdings, L.P. Where applicable, please incorporate these revisions in both Petro Stopping Centers Holdings, L.P. and Petro Stopping Centers, L.P. interim and annual filings as applicable.
Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page10
Critical Accounting Policies, page 17

2. In future filings, please disclose the uncertainties involved in applying your critical accounting policies to self insurance and loyalty program estimates and the variability that is reasonably likely to result from their application. In doing so, provide an analysis, to the extent material, of the factors you consider, how accurate your estimates or assumptions have been in the past and whether the estimates are reasonably likely to change in the future.
Please disclose the impact of any material changes in each of your critical accounting estimates on income and financial position for the periods presented. Please refer to SEC Release No. 33-8350. In your response please show us what your revised disclosures will look like.
Item 8. Financial Statements and Supplementary Data, page 26 Consolidated Balance Sheets, page 26

3. Please tell us if your self-insurance accruals are recorded as current or non-current liabilities and the basis for your classification. Further, please advise us of what consideration you gave to including the accruals in your summary of contractual obligations on page 16.

4. Please tell us why you characterize your redeemable warrants as "contingent" and classify them between liabilities and permanent equity in consideration of your disclosure indicating you will be obligated to repurchase the warrants if they are not exchanged by
October 1, 2009.   Reference is made to paragraph 9 of SFAS No.
150.

5. We note your adoption of SFAS No. 150 in January 2004. Please provide an explanation for the following and expand your disclosure in future filings as appropriate:
* Please tell us why $5 million in mandatorily redeemable preferred partnership interests remains classified between liabilities and permanent equity;
* Clarify how you record the accrued returns for preferred partnership interests;
* Tell us why your mandatorily redeemable preferred partnership interests decreased during 2004 despite your requirement to pay returns to preferred partners under the mandatory redemption features; and
* Tell us why the change in the preferred partnership interests in the balance sheets does not reconcile with the accrual of preferred returns reflected in the statement of operations at December 31, 2004;
Consolidated Statements of Operations, page 27

6. In future filings, please present the results of operations on a partnership per unit basis. See SAB Topic 4.F.
Consolidated Statements of Changes in Partners` Deficit and
Comprehensive Loss, page 28

7. In future filings, please present the number of partnership units authorized and outstanding for each ownership class. See SAB
Topic
4.F.

Consolidated Statements of Cash Flows, page 29

8. Please tell us the amount of direct bill agreement receivables purchased and collected in each of the three years ended December
31,
2004, how you classify the cash inflows and outflows for such purchased receivables, and the basis for your accounting treatment.

Notes to Consolidated Financial Statements, page 30
General

9. We note you incur credit card fees associated with Petro MasterCard and Fleet card payments by customers. Please tell us whether you impose finance charges on credit sales and, if so, the amount of gross revenue from finance charges for the periods presented and the income statement classification which includes such revenue. If gross revenue from finance charges is material, please disclose the amount of such revenue in a footnote and the income statement line item that includes such revenue. Please also disclose the cost of administering your credit program, if applicable. See SAB Topic 8:B.

(2) Summary of Significant Accounting Policies, page 32
Property and Equipment, page 32

10. We note you generally provide amortization and depreciation over the estimated useful lives of the respective assets. Please clarify for us and in future filings how you provide for amortization of leasehold improvements. Reference is made to SFAS 13, paragraph 5.

Loyalty Program, page 34

11. Please tell us how you account for your loyalty program in consideration of EITF No. 00-22, specifically as it relates to:
* Whether you offer free or discounted products or services that are redeemable if the customer completes a specified level of revenue transactions, remains a customer for a specified period or is redeemable at a future date without further exchange;
* Whether you offer a rebate or a refund of a specified amount of cash redeemable if the customer completes a specified level of revenue transactions or remains a customer for a specified period;
* How you classify loyalty awards in your statement of operations;
and
* If you sell award credits to other vendors or consumers please tell us how you establish their fair values and your applicable revenue recognition policy.
If applicable, tell us the value of loyalty program points awarded to customers and sold to vendors or other customers for the three years ended December 31, 2004. If you believe that EITF No. 00-22 is not applicable to you, please tell us the applicable accounting pronouncement in your response.

(3) Inventories, page 37

12. Disclose why the value of the reserve for obsolescence has remained constant year over year and why your net inventory balance increased by 8% for the same comparative period. In your response please show us what your revised disclosures will look like.

(5) Operating Leases, page 37

13. Please advise us of where you have included rental income from the lease of retail space to independent merchants, the amounts of rental income received for each period presented, and describe the lease arrangements entered into with these merchants. Revise as appropriate in future filings.

(6) Long-Term Debt, page 39

14. Please describe the nature of the restrictions on the ability of
the subsidiaries to transfer funds to you. Further, disclose the amount of retained earnings or net income restricted. See Rule 4-08
of Regulation S-X.    In this regard, please tell us what
consideration you gave to providing Schedule I and the related disclosures set forth in Rule 12-04 of Regulation S-X.

15. Please identify the restricted subsidiaries and clarify why those subsidiaries are "restricted."

(8) Related-Party Transactions, page 41

16. Please disclose the consideration you received for purchasing receivables from HSV and/or clarify the reason for the transactions.
Reference is made to SFAS 57.

(18) Subsequent Events, page 53

17. Please tell us why you have not furnished audited financial statements required by Rule 3-05 of Regulation S-X and pro-forma financial information required by Rule 11-01 of Regulation S-X for your recent acquisitions of the Bordentown Junction Truck Stop, New
Paris Travel Plaza and York Travel Plaza. If you determine they do not meet the definition of a significant subsidiary as referred to in
Rule 3-05(b)(2), please include the related calculations in your response. Also confirm the completion of the acquisitions has not occurred as of the date your Form 10-K was filed. If the completion has occurred, please tell us why you have not filed reportable events under Item 2.01 of Form 8-K.


Schedule II - Valuation and Qualifying Accounts, page 55

18. Please revise your schedule to include the changes in your self-insurance reserves or please inform us where the information is disclosed in your Form 10-K. See Rule 12-09 of Regulation S-X.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. File your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 551-3341 or, Donna Di
Silvio at (202) 551-3202, or in their absence, to the undersigned at
(202) 551-3841.

									Sincerely,


									Michael Moran
									Accounting Branch
Chief
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Mr. J.A. Cardwell, Sr.
Petro Stopping Centers Holdings, L.P.
April 29, 2005
Page 1